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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

                               (AMENDMENT NO. 3)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                KERR GROUP, INC.

                           (Name of Subject Company)

                          KERR ACQUISITION CORPORATION
                        FREMONT ACQUISITION COMPANY, LLC

                                   (Bidders)

    COMMON STOCK, PAR VALUE $0.50 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)

$1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE

                         (Title of Class of Securities)

                                 492376108 AND
                                   492376207

                     (CUSIP Number of Class of Securities)

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                        FREMONT ACQUISITION COMPANY, LLC
                             C/O THE FREMONT GROUP
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500

          (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                      Four Embarcadero Center, Suite 3800
                        San Francisco, California 94111
                                 (415) 984-6400

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This Amendment No. 3 amends and supplements the Tender Offer statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on July 8, 1997 by Kerr Acquisition Corporation (the "Purchaser") and Fremont Acquisition Company, LLC ("Fremont"), relating to the offer by the Purchaser to purchase (i) all of the issued and outstanding shares of common stock, par value $0.50 per share, including the associated rights to purchase shares of preferred stock (the "Rights" and, together with common stock, the "Common Stock") issued pursuant to the Rights Agreement, dated as of July 25, 1995, between Kerr Group, Inc., a Delaware corporation (the "Company") and BankBoston, N.A. (formerly The First Bank of Boston), as Rights Agent, as amended, and (ii) all of the issued and outstanding shares of $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $0.50 per share (the "Series D Preferred Shares"), of the Company, for $5.40 per share of Common Stock and $12.50 per share of Series D Preferred Shares, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letters of Transmittal, copies of which are attached to the Schedule 14D-1/13D as Exhibits (a)(2) and (a)(3). This filing also constitutes Amendment No. 3 to the
Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser, Fremont, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.

    Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 10. ADDITIONAL INFORMATION

    Item 10(e) is hereby amended and supplemented by adding thereto the following:

    On August 18, 1997, Fremont and the Pension Benefit Guaranty Corporation (the "PBGC") entered into an agreement pursuant to which, upon execution of a definitive agreement by and between the Company and the PBGC, the PBGC has agreed to dismiss its lawsuit now pending before the United States District Court for the Eastern District of Pennsylvania seeking to terminate the Company's Plan, withdraw its Notice of Determination and forbear from instituting new proceedings with respect to the acquisition. Pursuant to the terms of the definitive agreement, the Company will agree to (i) future enhanced pension plan contributions, (ii) grant to the PBGC a second lien in the amount of $40.7 million secured by substantially all of the assets of the Company,
(iii) various restrictions on future secured indebtedness and (iv) provisions regarding notice of certain events. The definitive agreement will become effective only upon the consummation of the Offer.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by adding thereto the following
Exhibits:

  (a)(17)  Term Sheet, dated August 18, 1997, by and among Fremont, the Company and the Pension Benefit
            Guaranty Corporation.

  (a)(18)  Press Release issued by the Purchaser, dated August 19, 1997.

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                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated July 8, 1997.

(a)(2)     Letter of Transmittal with respect to the Common Stock.

(a)(3)     Letter of Transmittal with respect to the Series D Preferred Shares.

(a)(4)     Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

(a)(5)     Letter to Clients.

(a)(6)     Notice of Guaranteed Delivery with respect to the Common Stock.

(a)(7)     Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

(a)(8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)     Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

(a)(10)    Form of Summary Advertisement, dated July 8, 1997.

(a)(11)    Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
           Plan I to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
           Plan to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

(a)(14)    Complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC. ET AL. Civil Action No. 15825-NC.

(a)(15)    Press Release issued by the Company, dated August 1, 1997.

(a)(16)    Notice of Determination issued by the Pension Benefit Guaranty Corporation, dated August 1, 1997.

(a)(17)    Term Sheet, dated August 18, 1997, by and among Fremont, the Company and the Pension Benefit Guaranty
           Corporation.

(a)(18)    Press Release issued by the Purchaser, dated August 19, 1997.

(c)(1)     Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the
           Company.

(c)(2)     Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

(c)(3)     Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

(c)(4)     Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and Lehman
           Brothers Inc. on behalf of the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                                KERR ACQUISITION CORPORATION

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title: DIRECTOR AND PRESIDENT

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                                FREMONT ACQUISITION COMPANY, LLC

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title: PRESIDENT

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                               FREMONT PARTNERS, L.P.

                               By:  FP Advisors, L.L.C., its general partner

                                    By:  Fremont Group, L.L.C., its managing
                                         member

                                        By:  Fremont Investors, Inc., its
                                             manager

                                           By: /s/ GILBERT H. LAMPHERE
                                               ---------------------------------
                                               Name: Gilbert H. Lamphere
                                               Title: MANAGING DIRECTOR AND
                                                      DIRECTOR

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                                    FP ADVISORS, L.L.C.

                                    By:  Fremont Group, L.L.C., it managing
                                         member

                                        By:  Fremont Investors, Inc., its
                                             manager

                                           By: /s/ GILBERT H. LAMPHERE
                                               ---------------------------------
                                               Name: Gilbert H. Lamphere
                                               Title:MANAGING DIRECTOR AND
                                                     DIRECTOR

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                                        FREMONT GROUP, L.L.C.

                                        By:  Fremont Investors, Inc., its
                                             manager

                                           By: /s/ GILBERT H. LAMPHERE
                                               ---------------------------------
                                               Name: Gilbert H. Lamphere
                                               Title:MANAGING DIRECTOR AND
                                                     DIRECTOR

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 1997

                                FREMONT INVESTORS, INC.

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:MANAGING DIRECTOR AND DIRECTOR

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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(17)    Term Sheet, dated August 18, 1997, by and among Fremont, the Company and the Pension Benefit Guaranty
           Corporation.

(a)(18)    Press Release issued by the Purchaser, dated August 19, 1997.

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